SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

BNC Mortgage, Inc.
____________________________________________________________________
(Name of Subject Company)

Greenlight Capital, Inc.
____________________________________________________________________
(Name of Filing Person - Offeror)

Common Stock, Par Value $0.001 Per Share
____________________________________________________________________
(Title of Class of Securities)

05561Y10
____________________________________________________________________
(CUSIP Number of Class of Securities)

Greenlight Capital, Inc.
420 Lexington Avenue
Suite 1740
New York, New York 10170
Tel. No.: (212) 973-1900
____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

N. Kathleen Friday, P.C.
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
Not Applicable	Not Applicable

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	None Not applicable. Not applicable. Not applicable.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	None Not applicable. Not applicable. Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.
[   ] issue tender offer subject to Rule 13e-4.
[   ] going-private transaction subject to Rule 13e-3.
[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the result of the tender offer: ☐

[GREENLIGHT CAPITAL, INC. LETTERHEAD]

February 17, 2000

Board of Directors
BNC Mortgage, Inc.
1063 McGaw Avenue
Irvine, California 92614

Attention: Evan R. Buckley, Chairman of the Board

Gentlemen:

          Greenlight Capital, Inc. ("Greenlight") is pleased to submit to you its proposal to acquire all of the outstanding shares of BNC Mortgage, Inc. ("BNC") at a cash price of $11.00 per share through a tender offer and subsequent merger with a new corporation to be formed by Greenlight or its affiliates.

          We are, of course, aware of the previously announced offer by the investor group led by senior members of BNC's management (the "Existing Offer") to acquire BNC at $10.00 per share. We believe that the Existing Offer is inadequate. We also question the appropriateness of the provision in the Existing Offer to pay a large break-up fee and expense reimbursement to a management-led group in the apparent absence of a pre-signing "market check", particularly given the impediment presented by the shareholder rights plan adopted by the board of directors of BNC. Should BNC be obligated to pay this break-up fee and expense reimbursement, our offer will be reduced by the amount BNC is obligated to pay.

          Our offer is $1.00 per share higher than the Existing Offer. Our offer also represents approximately a 49% premium over the closing market price of BNC's shares on February 3, 2000 (the date before the Existing Offer was announced), and a 60% premium over BNC's reported book value at December 31, 1999.

          The transaction would be subject, among other things, to approval by the board of directors and, if applicable, stockholders of BNC, execution of a definitive agreement containing such terms, conditions and other provisions as are customary in a transaction of this type, redemption or other satisfactory termination of the Rights issued pursuant to the Rights Agreement dated as of October 13, 1998, compliance with applicable regulatory requirements, extensions of existing or obtaining new warehouse facilities and satisfactory completion of our due diligence.

          Our offer is not subject to financing. We will be pleased to provide additional information that may be relevant and appropriate if you or your investment bankers so request.

          Greenlight believes that this proposal is in the best interests of BNC and its stockholders. Greenlight is also convinced that your stockholders will find this proposal most attractive and urges the Board of Directors to exercise its business judgment with the utmost regard to its fiduciary duties so as to maximize value to BNC's stockholders.

          We believe that time is of the essence with respect to this matter. Accordingly, we request that you respond at your earliest convenience, but in no event later than 5:00 p.m. EST on February 22, 2000. We sincerely hope that, together, we can proceed promptly to ensure that the best interests of all stockholders are served. We are available to meet immediately with you to discuss our proposal.

Sincerely yours,

GREENLIGHT CAPITAL, INC.

By: /s/ Jeffrey A. Keswin Its: Co-President

NEITHER THIS FILING NOR GREENLIGHT'S LETTER IS AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF THE ISSUER. IF GREENLIGHT COMMENCES AN OFFER, IT WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. ANY SUCH TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO ANY SUCH OFFER. IF ANY SUCH OFFER IS MADE, THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF THE ISSUER AT NO EXPENSE TO THEM, AND WILL ALSO BE AVAILABLE (TOGETHER WITH OTHER FILED DOCUMENTS) FOR FREE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.